Sportradar Group AG | Feldlistrasse 2 | CH-9000 St. Gallen | Switzerland

Tel: +41 71 517 72 00
Fax: +41 71 517 72 99
info@sportradar.com
www.sportradar.com

May 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. David Edgar Ms. Kathleen Collins

Re:	Sportradar Group AG Form 20-F for the Year Ended December 31, 2022 Filed on March 15, 2023 Form 6-K Submitted on May 10, 2023

Dear Mr. Edgar and Ms. Collins:

This letter sets forth the responses of Sportradar Group AG (the “Company”) to the comments contained in your letter dated May 16, 2023 relating to the Annual Report for the year ended December 31, 2022 filed by the Company on March 15, 2023 (the “Form 20-F”) and the Form 6-K submitted by the Company on May 10, 2023. The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

Form 20-F for the Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Key Financial and Operational Performance Indicators, page 78

1.	We note that you highlight adjusted free cash flow as a key performance indicator without also highlighting the comparable IFRS measure in this chart. Please revise to include the comparable IFRS measure with equal or greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs.

RESPONSE TO COMMENT 1: We acknowledge the Staff's comment and respectfully advise the Staff that in future Form 20-F filings (and any other filings or reports) we will revise the table of “Key Financial and Operational Performance Indicators” to include Net cash from operating activities, which is the most directly comparable IFRS measure to Adjusted Free Cash Flow, with equal or greater prominence than Adjusted Free Cash Flow.

Non-IFRS Financial Measures and Operating Metrics, page 79

2.	Please explain further your adjustment for foreign currency gains on cash equivalents included in your reconciliation of adjusted free cash flows. Tell us why the amounts for fiscal 2021 and 2020 differ from the amounts disclosed in the statement of cash flows. In addition, clarify what this measure, as adjusted for foreign currency gains, is attempting to convey, how management uses such measure, and how it is useful to investors.

RESPONSE TO COMMENT 2:

We acknowledge the Staff's comment and respectfully advise the Staff that foreign currency gains on cash equivalents included in Adjusted Free Cash Flow reconciliation include only the changes on cash equivalents, specifically investments in US Dollar money market funds of the Company. The Company`s primary objective when investing excess cash is to support the Company`s primary business activities. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash available, to invest in our primary business activities. As the Company continues to have significant long-term commitments relating to license payments for sports data or media rights licenses which are primarily denominated in Euro or US Dollars, the Company includes in Adjusted Free Cash Flow the foreign currency gains (losses) on cash equivalents because the money market funds are used by the Company to meet contractual obligations related to license payments denominated in US Dollars.

Although the amounts in Adjusted Free Cash Flow reconciliation for the year ended December 31, 2022 and the Consolidated statement of cash flows for the year ended December 31, 2022 round to similar amounts, they are in fact different numbers consistent with 2020 and 2021. The foreign currency gains on cash equivalents presented in the Adjusted Free Cash Flow reconciliation for 2022 is €39.272 million. The Effect of exchange rates presented in the Consolidated statement of cash flows for 2022 is €39.322 million, which is comprised of the foreign gains on cash and cash equivalents and the effect of exchange rates in consolidating cash held in non-Euro functional currency subsidiaries into the presentation currency of the Company. The amount in the Adjusted Free Cash Flow reconciliation for the year ended December 31, 2020 is zero because the Company did not have any cash equivalents which resulted in foreign currency gains (losses).

To address how management uses this measure and how it is useful to investors, we respectfully advise the Staff that in future Form 20-F filings (and any other filings or reports) we will modify our disclosure on page 80 of the Form 20-F to state (additions underscored), “We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets, payment of lease liabilities and foreign currency gains (losses) on cash equivalents, which can then be used to, among other things, to invest in our business and make strategic acquisitions.” In this regard, including foreign currency gains (losses) on the money market fund is intended to supplement investors’ understanding of our operating performance and liquidity, because the gains (losses) impact the cash available to meet sport right license obligations denominated in the US dollar.

3.	Also, tell us whether the acquisition of intangible assets line item included in your adjusted free cash flow reconciliation excludes intangibles assets required to support an acquired business for any periods presented. If so, tell us what acquisition such exclusion relates to, the reasons such assets are excluded in calculating adjusted free cash flow and include an explanation in a footnote to this reconciliation. Alternatively, revise to remove this parenthetical reference from your reconciliation of adjusted free cash flow.

RESPONSE TO COMMENT 3: We acknowledge the Staff's comment and respectfully advise the Staff that the acquisition of intangible assets line item in the Adjusted Free Cash Flow reconciliation in the Form 20-F did not exclude intangible assets required to support an acquired business for any periods presented. We will revise the reconciliation in future Form 20-F filings (and any other filings or reports) to remove the parenthetical reference from the reconciliation of Adjusted Free Cash Flow.

Item 18. Financial Statements
Notes to Consolidated Financial Statements
Note 24. Other Liabilities, page F-56

4.	We note that as part of the settlement agreement with Genius Sports, the Group purchased a sublicense through 2024 for a delayed feed to be marketed as the Official FDC Secondary Feed. Please tell us whether the cost of such sublicense is included in the €19.0M settlement payment to Genius Sports. If so, tell us the portion of such settlement applicable to the sublicense. Lastly, tell us how you determined to account for the sublicense as operating expenses upon settlement and provide the specific accounting guidance applied.

RESPONSE TO COMMENT 4: We acknowledge the Staff's comment and respectfully advise the Staff that the cost of the sublicense is not included in the €19.0 million operating expense. The €19.0 million operating expense is comprised of a settlement payment and litigation fees.

With regard to our accounting for the purchased sublicense from Genius Sports, we applied the accounting policies disclosed in Note 2.9 to the consolidated financial statements because the sublicense agreement fulfils the definition of an intangible asset. Our policy of recognizing license agreements is to measure license assets at cost on initial recognition. Costs include the contractually agreed license payments discounted using the market interest rate at initial recognition. After initial recognition, the cost of the license asset is amortized over the license term. Amortization expense is recorded under depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income.

Form 6-K Submitted on May 10, 2023

Exhibit 99.1, page 1

5.	You present adjusted EBITDA margin and cash flow conversion without presenting the comparable IFRS measures of profit for the period as a percentage of revenue or net cash from operating activities as a percentage of profit for the year. Please revise. Refer to Item 100(a)(1) of Regulation G.

RESPONSE TO COMMENT 5: We acknowledge the Staff's comment and respectfully advise the Staff that in future filings we will revise our disclosure to include Profit for the period as a percentage of revenue, which is the most directly comparable IFRS measure to Adjusted EBITDA margin, and Net cash from operating activities as a percentage of profit for the year, which is the most directly comparable IFRS measure to Cash Flow Conversion.

* * *

We hope that this letter adequately addresses your comments. If you have any questions or require additional information, please do not hesitate to contact me at 512 481 8820 or by email (g.griffin@sportradar.com).

Very truly yours,

/s/ Gerard Griffin

Gerard Griffin Chief Financial Officer

cc: Jason Barr